SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 27, 2004




                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                  Form 20-F   X                Form 40-F
                              ---------                  ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                            No      X
                             ---------                   ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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PRESS RELEASE


                  CNOOC Limited Announces 5-for-1 Stock Split

(Hong Kong, 27 January 2004) - CNOOC Limited (the "Company"; NYSE: CEO; SEHK:
883) announces today that it plans a 5-for-1 stock split where each share in the Company will be split into five new shares. The Company will put to shareholders for approval a proposal to subdivide each of the existing issued and unissued shares of HK$0.10 each in the capital of the Company into five shares of HK$0.02 each, and to increase the board lot size for trading on The Stock Exchange of Hong Kong Limited from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each.

"The proposed stock split is intended to improve the trading liquidity of shares in the Company and enable us to attract more retail investors and broaden our shareholder base," said Mr. Mark Qiu, Chief Financial Officer of the Company.

The share subdivision proposal will be put to shareholders for approval at an extraordinary general meeting to be held on 16 March 2004 and will be conditional upon, among other things, shareholders' approval.

It is also proposed that, upon the share subdivision proposal becoming effective, the ratio of the Company's American Depository Receipts (ADRs) listed on the New York Stock Exchange will also be changed such that one ADR, which currently represents 20 shares of HK$0.10 each, will represent 100 subdivided shares of HK$0.02 each. Further details will be provided to the Company's ADR holders as soon as practicable.

Notes to Editors:


     CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE per day for the first nine months of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

     CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- and down-stream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company


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undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

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Mr. Xiao Zongwei                  Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                     Ketchum Newscan Public Relations
Tel: +86 10 8452 1646             Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441             Fax: 852-2510-8199
E-mail:  xiaozw@cnooc.com.cn      E-mail:  anne.lui@knprhk.com
                                           -------------------
                                           carol.chan@knprhk.com
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                                           maggie.chan@knprhk.com
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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  ------------------------
                                                  Name:  Cao Yunshi
                                                  Title: Company Secretary


Dated: January 27, 2004